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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           Cantab Pharmaceuticals plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     American Depositary Shares representing
                 Ordinary Shares, par value (pound).02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    138084108
                              ---------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)
                               Page 1 of 8 pages

--------------------------                         -----------------------------
CUSIP NO. 138084108                    13G             PAGE  2 OF  8 PAGES
                                                            ---   ---
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Biotechnology Venture Fund, S.A. (i.l.)
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            2,908,327
       NUMBER OF       ---------------------------------------------------------
         SHARES        6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY            -0-
          EACH         ---------------------------------------------------------
       REPORTING       7    SOLE DISPOSITIVE POWER
         PERSON
          WITH              2,908,327
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,489,999 Ordinary Shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.9%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

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--------------------------                         -----------------------------
CUSIP NO. 138084108                    13G             PAGE  3 OF  8 PAGES
                                                            ---   ---
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tetraven Fund S.A. (i.l.)
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            581,672
       NUMBER OF       ---------------------------------------------------------
         SHARES        6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY            -0-
          EACH         ---------------------------------------------------------
       REPORTING       7    SOLE DISPOSITIVE POWER
         PERSON
          WITH              581,672
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,489,999 Ordinary Shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.9%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 pages

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ITEM 1(a).   NAME OF ISSUER:  Cantab Pharmaceuticals plc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             184 Cambridge Science Park, Milton Road, Cambridge CB4 4GN United Kingdom.

ITEM 2(a). NAME OF PERSON FILING: Biotechnology Venture Fund, S.A. (i.l.) ("Biotechnology") and Tetraven Fund S.A. (i.l.) ("Tetraven").

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of Biotechnology and Tetraven is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2(c). CITIZENSHIP: Each of Biotechnology and Tetraven is a corporation organized under the laws of Luxembourg.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: American Depositary Shares representing Ordinary Shares, par value(pound).02 per share ("Ordinary Shares").

ITEM 2(e).   CUSIP NUMBER: 138084108.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act;

             (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

             Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b), Rule 13d-2(b) or Rule 13d-2(c).

ITEM 4.      OWNERSHIP.

             (a) Amount Beneficially Owned: Each of Biotechnology and Tetraven may be deemed to beneficially own 3,489,999 Ordinary Shares as of December 31, 1999.


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


                    Biotechnology was the record owner of 2,908,327 Ordinary Shares as of December 31, 1999. Tetraven was the record owner of 581,672 Ordinary Shares as of December 31, 1999. (The shares held of record by Biotechnology and Tetraven are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated corporations with the same individuals as liquidators, each of Biotechnology and Tetraven may be deemed to beneficially own all of the Record Shares. Hence, each of Biotechnology and Tetraven may be deemed to beneficially own 3,489,999 Ordinary Shares as of December 31, 1999.

               (b)  Percent of Class: Biotechnology: 7.9%; Tetraven: 7.9%.

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                          Biotechnology: 2,908,327 Ordinary Shares;
                          Tetraven: 581,672 Ordinary Shares.

                    (ii)  shared power to vote or to direct the vote:
                          Biotechnology: 0 Ordinary Shares;
                          Tetraven: 0 Ordinary Shares.

                    (iii) sole power to dispose or to direct the disposition of:
                          Biotechnology: 2,908,327 Ordinary Shares;
                          Tetraven: 581,672 Ordinary Shares.

                    (iv) shared power to dispose or to direct the disposition of:
                          Biotechnology: 0 Ordinary Shares;
                          Tetraven: 0 Ordinary Shares.

               Each of Biotechnology and Tetraven expressly disclaims beneficial ownership of any Ordinary Shares of Cantab Pharmaceuticals plc, except, in the case of Biotechnology, for the 2,908,327 Ordinary Shares that it holds of record and, in the case of Tetraven, for the 581,672 Ordinary Shares that it holds of record.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable


                               Page 5 of 8 pages

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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATIONS:

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).





                               Page 6 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2000


BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By: /s/ M. Rose DOCK
    ---------------------------------
    Name:  M. Rose DOCK

Title:  LIQUIDATOR


By: /s/ Fernand HEIM
    ---------------------------------
    Name:  Fernand HEIM

Title:  MANDATORY




TETRAVEN FUND S.A. (i.l.)

By: /s/ M. Rose DOCK
    ---------------------------------
    Name:  M. Rose DOCK

Title:  LIQUIDATOR


By: /s/ Fernand HEIM
    ---------------------------------
    Name:  Fernand HEIM

Title:  MANDATORY


                               Page 7 of 8 pages